                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of August 2007


                              AETERNA ZENTARIS INC.
                   ------------------------------------------

                       1405, Parc-Technologique Boulevard
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F        Form 40-F    X
                                  ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes       No   X
                                    -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -----

                                 DOCUMENTS INDEX
                                 ---------------




Documents Description
---------------------

-------------------------------------------------------------------------------
1. Press release dated August 14, 2007: AEterna Zentaris Reports Second
   Quarter 2007 Financial and Operating Results

-------------------------------------------------------------------------------

                                                       [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com




                                                         PRESS RELEASE
                                                         For immediate release


AETERNA ZENTARIS REPORTS SECOND QUARTER 2007 FINANCIAL AND OPERATING RESULTS


ALL AMOUNTS ARE IN U.S. DOLLARS

QUEBEC CITY, CANADA, AUGUST 14, 2007 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS), a global biopharmaceutical company focused on endocrine therapy and oncology, today reported financial and operating results for the second quarter ended June 30, 2007.

"I am pleased with our progress during the second quarter. Most importantly, we commenced patient dosing for the first trial of the Phase 3 program for cetrorelix in BPH. With recruitment underway, our other clinical programs progressing very well and the addition of key executives to our team, we are able to focus on a rigorous strategic review of our product portfolio and business opportunities, and I am confident we will have a coherent plan, optimized for success to communicate to you in September," said David J.
Mazzo, Ph.D., AEterna Zentaris' President and Chief Executive Officer.


KEY DEVELOPMENTS FOR THE SECOND QUARTER ENDED JUNE 30, 2007

CORPORATE:

     o The Company bolstered its executive management team with the appointments of Ellen McDonald, MBA, Senior Vice President, Business Operations and Chief Business Officer, as well as Nicholas J. Pelliccione, Ph.D., Senior Vice President, Regulatory Affairs and Quality Assurance.


ADVANCING THE PIPELINE:

CETRORELIX

     o Patient dosing commenced with cetrorelix, the Company's lead luteinizing hormone-releasing hormone (LHRH) antagonist compound, in the first study of its extensive Phase 3 program in benign prostatic hyperplasia (BPH).

     o AEterna Zentaris regained exclusive worldwide (ex-Japan) rights for cetrorelix from Solvay Pharmaceuticals (Euronext: SOLB) in all indications, including endometriosis, without any financial compensation payable to Solvay.

                                                       [AETERNA ZENTARIS LOGO]

OZARELIX

     o Positive, detailed Phase 2 BPH results for ozarelix, a fourth-generation LHRH/GnRH antagonist, were presented at the American Urological Association (AUA) Annual Meeting.

     o Enrollment was completed for the Phase 2b trial in BPH being conducted in the U.S. and Canada by Spectrum Pharmaceuticals (NASDAQ: SPPI).

PERIFOSINE

     o Positive Phase 1 and Phase 2 results for perifosine, an oral anti-cancer signal transduction inhibitor compound for the treatment of patients with advanced sarcoma were presented at the American Society of Clinical Oncology's (ASCO) Annual Meeting.

AEZS-108

     o    Positive, detailed Phase 1 results for
          AEZS-108, a targeted cytotoxic LHRH analog, were reported in female patients with cancers expressing LHRH receptors at the ASCO Annual Meeting.


RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2007

Consolidated cash and short-term investments were $51.5 million as of June 30, 2007 compared to $61 million as of December 31, 2006.

Consolidated revenues for the second quarter ended June 30, 2007 were $12.2 million, an increase of 29.8% compared to revenues of $9.4 million for the same period in 2006. The increase in consolidated revenues is mainly attributed to increased sales of both Cetrotide(R) and Impavido(R).

Consolidated R&D costs, net of tax credits and grants (R&D), were $8 million for the quarter ended June 30, 2007 compared to $7.3 million for the same period in 2006. The increase in R&D expense was related to the additional expenses incurred with respect to the Phase 3 program with cetrorelix in BPH, as well as further advancement of targeted, earlier clinical-stage development programs.

Consolidated selling, general and administrative (SG&A) expenses were $4.7 million for the quarter ended June 30, 2007 compared to $4.5 million for the same period in 2006.

Consolidated loss from operations decreased to $5.1 million for the quarter ended June 30, 2007 compared to $5.5 million for the same period in 2006. The decrease in loss from operations is attributable to increased sales of Cetrotide(R) and Impavido(R) partly offset by additional expenses in R&D.

Net loss from continuing operations for the quarter ended June 30, 2007 was $4.8 million compared to $4.4 million for the same period in 2006. This increase is attributable to a combination of higher R&D expenses and to the foreign exchange loss recorded during the quarter ended June 30, 2007, partly offset by increased revenues.

Net earnings from discontinued operations for the second quarter ended June 30, 2006 were nearly $2.9 million and were completely attributable to the Company's former subsidiary Atrium Innovations which operations were excluded from consolidation effective on October 18, 2006.

                                                       [AETERNA ZENTARIS LOGO]



Consolidated net loss for the quarter ended June 30, 2007 was $4.8 million or $0.09 per basic and diluted share, compared to $1.6 million or $0.03 per basic and diluted share for the same period in 2006. The net loss increase for the quarter is attributable to the completion of the distribution of AEterna Zentaris remaining interest in Atrium to the Company's shareholders on January 2, 2007.


CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 10:30 a.m. Eastern Time today, Tuesday, August 14, to discuss results for the quarter ended June 30, 2007.

To participate in the live conference call by telephone, please dial 416-644-3420, 514-807-8791 or 800-731-5774. Individuals interested in listening to the conference call on the Internet may do so by visiting
WWW.AETERNAZENTARIS.COM. A replay will be available on the Company's Web site for 30 days.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is global biopharmaceutical company focused on endocrine therapy and oncology with proven expertise in drug discovery, development and commercialization. News releases and additional information are available at WWW.AETERNAZENTARIS.COM.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-

                                                       [AETERNA ZENTARIS LOGO]

CONTACTS

Jenene Thomas
Senior Director, Investor Relations & Corporate Communications
(908) 938-1475
jenene.thomas@aeternazentaris.com
---------------------------------

Paul Burroughs
Media Relations
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------




ATTACHMENT: Financial summary

                                                       [AETERNA ZENTARIS LOGO]



(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE
AND PER SHARE DATA)


                                                              THREE MONTHS ENDED                  SIX MONTHS ENDED
CONSOLIDATED RESULTS                                               JUNE 30,                           JUNE 30,
UNAUDITED                                                     2007             2006              2007              2006
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                 $                $                $                 $
REVENUES
Sales and royalties                                             8,376            5,227           16,414            11,803
License fees                                                    3,852            4,156            5,764             6,328
----------------------------------------------------------------------------------------------------------------------------
                                                               12,228            9,383           22,178            18,131
----------------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES
Cost of sales                                                   3,196            1,404            6,659             4,046
R&D costs, net of tax credits and grants                        8,015            7,262           16,199            14,066
Selling, general and administrative                             4,672            4,515            9,768             8,360
Depreciation and amortization                                   1,491            1,653            2,955             3,216
----------------------------------------------------------------------------------------------------------------------------
                                                               17,374           14,834           35,581            29,688
----------------------------------------------------------------------------------------------------------------------------
LOSS FROM OPERATIONS                                           (5,146)          (5,451)         (13,403)          (11,557)

Interest income                                                   305              282              878               510
Interest expense                                                  (53)             (19)             (54)           (1,262)
Foreign exchange loss                                            (693)            (126)            (653)              (85)
----------------------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                       (5,587)          (5,314)         (13,232)          (12,394)
INCOME TAX RECOVERY                                               741              884            3,276             2,063
----------------------------------------------------------------------------------------------------------------------------
Net loss from continuing operations                            (4,846)          (4,430)          (9,956)          (10,331)
Net earnings from discontinued operations                           -            2,868                -             6,189
----------------------------------------------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                                        (4,846)          (1,562)          (9,956)           (4,142)
----------------------------------------------------------------------------------------------------------------------------

NET LOSS PER SHARE FROM CONTINUING OPERATIONS
     Basic and diluted                                          (0.09)           (0.08)           (0.19)            (0.20)
----------------------------------------------------------------------------------------------------------------------------

NET LOSS PER SHARE
     Basic and diluted                                          (0.09)           (0.03)           (0.19)            (0.08)
----------------------------------------------------------------------------------------------------------------------------

Weighted average number of shares
     Basic and diluted                                     53,179,470        52,682,969      53,179,470        52,098,582
Issued and outstanding shares                                                                53,179,470        53,160,970


                                                       [AETERNA ZENTARIS LOGO]


(IN THOUSANDS OF US DOLLARS)
CONSOLIDATED BALANCE SHEETS


                                                                                  JUNE 30,             December 31,
UNAUDITED                                                                           2007                  2006
------------------------------------------------------------------------------------------------------------------------
                                                                                       $                     $
Cash and short-term investments                                                      51,500                61,019
Other current assets                                                                 20,186                40,704
                                                                                  -------------------------------------
                                                                                     71,686               101,723
Long-term assets                                                                     63,809               121,768
                                                                                  -------------------------------------
Total assets                                                                        135,495               223,491
                                                                                  -------------------------------------
                                                                                  -------------------------------------

Current liabilities                                                                  17,642                16,310
Deferred revenues                                                                     4,781                 8,468
Long-term debt                                                                            -                   704
Other long-term liabilities                                                          10,608                19,130
                                                                                  -------------------------------------
                                                                                     33,031                44,612
Shareholders' equity                                                                102,464               178,879
                                                                                  -------------------------------------
Total liabilities and shareholders' equity                                          135,495               223,491
                                                                                  -------------------------------------
                                                                                  -------------------------------------

                                    SIGNATURE
                                    ---------


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                AETERNA ZENTARIS INC.


DATE: AUGUST 15, 2007            By: /s/Mario Paradis
----------------------             --------------------------------------------
                                   Mario Paradis
                                   Senior Vice President, Administration and
                                   Affairs and Corporate Secretary